UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-33077
FIRST MERCURY FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)
26600 Telegraph Road
Southfield, Michigan 48033
(800) 762-6837
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1 holder

     Pursuant to the requirements of the Securities Exchange Act of 1934, First Mercury Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: February 22, 2011

FIRST MERCURY FINANCIAL CORPORATION
By:	/s/ Richard H. Smith
	Name:	Richard H. Smith
	Title:	Chairman, President and Chief Executive Officer